UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2025

Commission File Number: 001-39374

Inventiva S.A.

(Translation of registrant’s name into English)

50 rue de Dijon

21121 Daix France

+33 3 80 44 75 00
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

INCORPORATION BY REFERENCE

The information contained in this report on Form 6-K, including Exhibits 99.1 and 99.2, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Proxy Card

On October 30, 2025, Inventiva S.A. (“Company”) began mailing its proxy card (“Proxy Card”) and Instructions for beneficial owners of American Depositary Shares (“Voting Instructions”) to the beneficial owners of the Company’s American Depositary Shares in connection with the Company’s Ordinary and Extraordinary General Meeting (“General Meeting”) that will be held on November 27, 2025 at 9 a.m., at Hôtel Villa M, 24-30, boulevard Pasteur – 75015 Paris, France. A copy of the Proxy Card is attached to this Report on Form 6-K as Exhibit 99.1 and a copy of the Voting Instructions as Exhibit 99.2.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Proxy Card.
99.2	Voting Instructions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inventiva S.A.

Date: October 30, 2025	By:	/s/ Andrew Obenshain
		Name	Andrew Obenshain
		Title:	Chief Executive Officer